UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13 a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR AUGUST 14, 2002

                            LOCALIZA RENT A CAR S.A.
                                TOTAL FLEET S.A.
                              LOCALIZA SYSTEM LTDA.
                     PRIME PRESTADORA DE SERVICOS S/C LTDA.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                         Avenida Bernardo Monteiro, 1563
                            Funcionarios 30150-902
                      Belo Horizonte, Minas Gerais, Brazil

                     --------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)
                    FORM 20-F ___X___   FORM 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                    YES ______          NO ___X___

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): notapplicable

Localiza Rent a Car S.A . and subsidiaries
1. Consolidated Balance Sheets - June 30, 2001 and 2002
2. Consolidated  Statements  of Income for the six months ended June 30,
   2001 and 2002
3. Summary  Financial  Data  by Business Segment for the six months ended
   June 30,  2001  and  2002
4. Selected Historical Financial and Other Data - 2Q2001, 2Q2002, 1H2001 and 1H2002
5. Reclassification of Certain Financial Statement Itens and Other Information

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS - JUNE 30, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )

                                                                 June 30,
                                                         -------------------
                                                           2001       2002
                                                         -------     -------
CURRENT ASSETS:

Cash and cash equivalents                                  24,897     88,676

Available for sale marketable securities, at fair value    93,118      8,896

Accounts receivable, net                                   40,842     52,113

Revenue-earning vehicles, net                             182,701    209,154

Deferred income and social contribution taxes               3,098      3,237

Other                                                      16,174     15,217
                                                          -------    -------
                                                          360,830    377,293
                                                          -------    -------
NONCURRENT ASSETS:

Revenue-earning vehicles, net                              99,382     97,736

Escrow deposits                                            16,893     19,911

Deferred income and social contribution taxes               7,788     19,866

Compulsory loans                                            2,063         83

Other                                                       2,181      2,483
                                                          -------    -------
                                                          128,307    140,079
                                                          -------    -------

PROPERTY AND EQUIPMENT, NET                                 9,018     13,171
                                                           ------     ------

GOODWILL                                                    5,698      4,702
                                                          -------    -------

Total assets                                              503,853    535,245
                                                          =======    =======

                  LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS - JUNE 30, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                 ( Unaudited )

                                                                June 30,
                                                        --------------------
                                                          2001        2002
                                                        --------    --------
CURRENT LIABILITIES:

Loans and financing                                       10,137         648

Interest payable on long-term debt                         5,841       5,327

Accounts payable                                          38,101      37,412

Payroll and related charges                                6,531       7,305

Income and social contribution taxes                       9,365      11,710

Deferred income and social contribution taxes                675       6,326

Taxes, other than on income                                2,139       1,359

Advances from customers                                      204         919

Other                                                      1,255         671
                                                          ------      ------
                                                          74,248      71,677
                                                          ------      ------

NONCURRENT LIABILITIES:

Long-term debt                                           230,490     210,201

Reserve for contingencies                                 25,494      34,093

Deferred income and social contribution taxes              3,408       8,164

Unrealized loss on derivatives                                 -      25,431

Other                                                        548       1,476
                                                         -------     -------
                                                         259,940     279,365
                                                         -------     -------

MINORITY INTEREST:                                           113         128
                                                         -------     -------

SHAREHOLDERS' EQUITY:

Capital Stock                                            122,923     122,923

Accumulated earnings                                      42,077      61,703

Cumulative other comprehensive income (expense)            4,552        (551)
                                                         -------     -------
                                                         169,552     184,075
                                                         -------     -------
Total liabilities and shareholders' equity               503,853     535,245
                                                         =======     =======

                   LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

               FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )

                                                    Six months ended June 30,
                                                    -------------------------
                                                       2001            2002
                                                     --------        -------
NET REVENUES:


Car  rental                                            65,998         78,052

Fleet management                                       57,909         59,571

Franchising                                             2,884          2,347

Used car sales                                         64,161         97,009
                                                      -------        -------
  Total revenues                                      190,952        236,979
                                                      -------        -------

EXPENSES AND COSTS:

Direct operating                                      (36,759)       (44,198)

Cost of used car sales                                (47,067)       (76,889)

Taxes on revenues                                      (8,148)        (9,435)

Selling, general and administrative                   (21,329)       (28,670)

Depreciation of vehicles                              (18,035)       (12,095)

Goodwill amortization                                    (506)             -

Other depreciation and amortization                    (1,138)        (1,566)
                                                     --------       --------
  Total operating expenses and costs                 (132,982)      (172,853)
                                                     --------       --------

Operating income                                       57,970         64,126

FINANCIAL EXPENSE, NET                                (19,847)       (42,746)

OTHER NONOPERATING INCOME (EXPENSE), NET                4,548            (67)
                                                       ------         ------

Income before taxes and minority interest              42,671         21,313
                                                       ------         ------

INCOME AND SOCIAL CONTRIBUTION TAXES:                 (11,932)        (7,337)

                                                       ------         ------

Net income before minority interest                    30,739         13,976

MINORITY INTEREST                                         (17)           (57)

Cumulative effect of a change in accounting
     principle, net                                      (907)             -
                                                       ------         ------

Net income                                             29,815         13,919
                                                       ======         ======
OTHER COMPREHENSIVE INCOME (EXPENSE):
  Unrealized gains (losses) on marketable securities    2,830         (1,399)
  Deferred income and social contribution
     taxes on unrealized gains (losses)                  (708)           462
                                                       ------         ------
  Other comprehensive income (expense)                  2,122           (937)
                                                       ------         ------
         Comprehensive income                          31,937         12,982
                                                       ======         ======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

                  FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )


                                           Six months ended June 30,
                                           -------------------------
                                              2001            2002
                                             ------          ------
      NET REVENUES:

      Car rental                             65,998          78,052

      Fleet management                       57,909          59,571

      Franchising                             2,884           2,347

      Used car sales                         64,161          97,009
                                            -------         -------
                                            190,952         236,979
                                            -------         -------


      DEPRECIATION AND AMORTIZATION:

      Car  rental                            (3,959)         (6,536)

      Fleet management                      (14,076)         (5,559)

      Other                                  (1,644)         (1,566)
                                             ------          ------
                                            (19,679)        (13,661)
                                             ------          ------


      OPERATING INCOME:

      Car  rental                            25,886          26,504

      Fleet management                       26,101          32,353

      Franchising                               660           1,153

      Used car sales                         11,879          11,238

      Corporate expenses                     (4,912)         (5,556)

      Other depreciation and amortization    (1,644)         (1,566)
                                             ------          ------
                                             57,970          64,126
                                             ------          ------


      OPERATING MARGIN:

      Car  rental                              39.2%           34.0%

      Fleet management                         45.1%           54.3%

      Franchising                              22.9%           49.1%

      Used car sales                           18.5%           11.6%

      Total                                    30.4%           27.1%

                    LOCALIZA RENT A CAR S A AND SUBSIDIARIES
                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA
     ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                 ( Unaudited )
                                                         2 Q 2001    2 Q 2002     1 H 2001    1 H 2002
                                                         --------    --------     --------    --------
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Car rental                                               31,118      35,368       65,998      78,052
  Fleet management                                         29,021      29,642       57,909      59,571
                                                          -------     -------      -------     -------
    Total vehicle rental                                   60,139      65,010      123,907     137,623

  Used car sales                                           27,459      42,667       64,161      97,009
  Franchising                                               1,468       1,217        2,884       2,347
                                                          -------     -------      -------     -------
Total net revenues                                         89,066     108,894      190,952     236,979
                                                          -------     -------      -------     -------
Direct operating costs and expenses:
  Car rental                                              (10,545)    (13,579)     (21,918)    (27,527)
  Fleet management                                         (5,933)     (7,410)     (12,776)    (15,576)
                                                          -------     -------      -------     -------
    Total vehicle rental                                  (16,478)    (20,989)     (34,694)    (43,103)

  Cost of used car sales                                  (21,013)    (33,459)     (47,067)    (76,889)

  Franchising                                                (955)       (541)      (2,065)     (1,095)

  Taxes on revenues                                        (3,856)     (4,475)      (8,148)     (9,435)
                                                          -------     -------      -------     -------
Total direct operating costs and expenses                 (42,302)    (59,464)     (91,974)   (130,522)
                                                          -------     -------      -------     -------
Gross profit                                               46,764      49,430       98,978     106,457

Selling, general and administrative expenses:
  Adverstising, promotion and selling:
    Car rental                                             (4,575)     (5,646)      (8,930)    (11,109)
    Fleet management                                       (1,119)     (1,688)      (2,418)     (3,426)
    Used car sales                                         (2,416)     (4,622)      (5,007)     (8,562)
    Franchising                                               (16)         (7)         (62)        (17)
                                                           ------      ------       ------      ------
      Total adverstising, promotion and selling            (8,126)    (11,963)     (16,417)    (23,114)

  General and administrative expenses                      (2,485)     (2,969)      (4,767)     (5,524)
  Other                                                      (119)         (5)        (145)        (32)
                                                           ------      ------       ------      ------
Total selling, general, administrative and other expenses (10,730)    (14,937)     (21,329)    (28,670)
                                                           ------      ------       ------      ------
Depreciation expenses:
  Vehicle depreciation expenses:
    Car rental                                              4,359         233       (3,959)     (6,536)
    Fleet management                                       (7,046)      2,635      (14,076)     (5,559)
                                                           ------      ------       ------      ------
     Total vehicle depreciation expenses                   (2,687)      2,868      (18,035)    (12,095)

  Goodwill amortization                                      (253)          -         (506)          -

  Non-Vehicle depreciation and amortization expenses         (629)       (770)      (1,138)     (1,566)
                                                           ------      ------       ------      ------
Total depreciation and amortization expenses               (3,569)      2,098      (19,679)    (13,661)
                                                           ------      ------       ------      ------
Operating income                                           32,465      36,591       57,970      64,126
                                                           ------      ------       ------      ------
Financial Interest:
   Expense                                                 (8,806)     (8,991)     (15,350)    (15,271)
   Income                                                   4,823       6,981        9,312       9,333
   Taxes on financial revenues                               (400)       (536)        (848)       (755)
   Monetary variation and exchange loss                    (8,483)    (39,402)     (26,215)    (39,553)
   Monetary variation and exchange gain                     5,438       1,184       13,254       1,816
   Realized gain (loss) on derivatives                          -         911            -         911
   Unrealized gain (loss) on derivatives                        -       4,607            -         773
                                                           ------      ------       ------      ------
      Financial interest expense, net                      (7,428)    (35,246)     (19,847)    (42,746)
                                                           ------      ------       ------      ------

Nonoperating income (expense), net                             12         (65)       4,548         (67)
                                                           ------      ------       ------      ------
Income before taxes and minority interest                  25,049       1,280       42,671      21,313

Income and social contribution taxes                       (6,029)       (575)     (11,932)     (7,337)

Minority interest                                             (14)        (28)         (17)        (57)

Cumulative effect of a change in accounting principal           -           -         (907)          -
                                                           ------      ------       ------      ------
Net income                                                 19,006         677       29,815      13,919
                                                           ======      ======       ======      ======
OTHER COMPREHENSIVE INCOME (EXPENSE)                            -        (282)       2,122        (937)
                                                           ------      ------       ------      ------
Comprehensive income                                       19,006         395       31,937      12,982
                                                           ======      ======       ======      ======

                    LOCALIZA RENT A CAR S.A.AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )

STATEMENT OF OPERATIONS DATA                              2 Q 2001    2 Q 2002   1 H 2001   1 H 2002
                                                          --------    --------   --------   --------
OTHER DATA :

EBITDA                                                     36,034       34,493    77,649      77,787

Vehicle Depreciation Expense                               (2,687)       2,868   (18,035)    (12,095)
                                                           ------       ------    ------      ------
Adjusted EBITDA                                            33,347       37,361    59,614      65,692
                                                           ======       ======    ======      ======




             Reclassification of Certain Financial Statement Items

In order to conform with the presentation in the 2001 and in the 2002 financial statements, certain amounts in Localiza's results of operations for 2001 have been reclassified.

1 - Reclassification of 2Q2001 and 1H2001 amounts related to sales taxes from net revenues to taxes on revenues recorded as costs, in the amounts of R$3,856 and R$8,148 respectively.


2 - As of December 31, 2000, in order to hedge the Senior Notes debt against the risk of devaluation of the Brazilian real against the U.S. dollar, the Company purchased a call option at BankBoston in the national amount of US$22,000.

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities".

Therefore, the Company has accounted for the derivative transactions by calculating the unrealized gain or loss at each balance sheet date.

The effect of adopting SFAS No. 133 as of January 1, 2001, was a loss of R$907 (net of income tax effects of R$467), and is presented as "Cumulative effect of a change in accounting principle" in the statement of income.

This amount was reclassified from monetary variation and exchange loss to this specific account.


                               Other Information


1 - In order to protect the Company's foreign currency denominated debt obligations (Senior Notes) which are sensitive to changes in exhange rates, the Company has entered into a swap contracts with the same maturity date as the Senior Notes (September 2005).

These swap contracts do not meet the criteria established by SFAS 133 to qualify as a hedge of an exposure to foreign currency or interest rate risk.

As a consequence, the Company has determined the unrealized gains or losses based on the fair value of the swap contracts and therefore the Company do not record the fair value of the debt, which amounts to a credit superior to R$25million (as opposed to the debit of R$25million recorded as a liability at June 30, 2002).

As a result of the above, it is not profitable for the Company to rescinde the swap contracts before September 2005, specially when the fair value of swap contracts represents a loss and the company has reached its objective of protection against exchange rate risk.


2 - As of December 31, 2001, the Company restated its financial statements related to December 31, 1999 and 2000 in order to considerate the acquisitions of their Senior Notes as an extinguishment of the debt for accounting purposes, in accordance with SFAS 125 and 140.

However, the adoption of this accounting procedure is not reflected in the 2001 quartely information that is published in this 6-K form. The information cointained in this form is the same that was published in the 6-K in 2001.


                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )

SELECTED OPERATING DATA:                                 2 Q 2001    2 Q 2002     1 H 2001    1 H 2002
                                                         --------    --------     --------    --------

Fleet at the end of period:
   Car Rental                                               8,885       9,931        8,885       9,931
   Fleet Management                                        12,000      11,489       12,000      11,489
                                                           ------      ------       ------      ------
     Total                                                 20,885      21,420       20,885      21,420
                                                           ------      ------       ------      ------

Average Operating Fleet Age (months)                         12.0        13.9         11.5        13.2

Number of Rental Days:
  Car Rental                                              434,056     501,690      923,051   1,083,041
  (-)Rental Days to Total Fleet's replacement service      (5,473)     (8,349)     (11,495)    (16,172)
                                                         --------    --------    ---------   ---------
     Total                                                428,583     493,341      911,556   1,066,869
  Fleet Management                                        952,680     932,190    1,873,770   1,909,320

Utilization Rates:
  Car Rental                                               68.79%      69.04%       70.27%      65.54%
  Fleet Management                                         98.09%      97.65%       97.77%      98.61%

Numbers of Cars Purchased:
  Car Rental                                                2,173       2,207        2,937       2,256
  Fleet Management                                          1,603       1,149        2,439       1,615
                                                            -----       -----        -----       -----
     Total                                                  3,776       3,356        5,376       3,871
                                                            -----       -----        -----       -----

Average Purchase Price                                      15.24       16.10        15.76       17.47

Total Investment in Fleet                                57,529.4    54,036.9     84,702.2    67,634.6


Numbers of Cars Sold:
  Car Rental                                                1,318       2,304        2,985       4,561
  Fleet Management                                            535         927        1,250       2,399
                                                            -----       -----        -----       -----
     Total                                                  1,853       3,231        4,235       6,960
                                                            -----       -----        -----       -----

Average Car Price                                           14.32       12.75        14.62       13.44

Depreciation per car...(R$)                                 606.4      (617.0)     2,014.5     1,216.4

Average Annual Revenue per Owned
 Car in Operation......(R$)
  Car Rental                                             18,000.6    17,765.3     18,338.9    17,240.2
  Fleet Management                                       10,674.5    10,809.9     10,814.2    10,757.7

Average Rental Revenue per Rental
 Car per Day...........(R$)
  Car Rental(deducted Total Fleet's replacement service     72.61       71.69        72.40       73.16
  Fleet Management                                          30.23       30.75        30.73       30.30
